EVERGREEN SOLAR, INC.
138 Bartlett Street
Marlboro, Massachusetts 01752
December 30, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Russell Mancuso

RE:	Evergreen Solar, Inc.
Registration Statement on Form S-4
SEC File No. 333-171001
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Evergreen Solar, Inc., a Delaware corporation (the “Company”), hereby confirms that on December 28, 2010, the Company orally requested that the effectiveness of the Company’s above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to 3 p.m. on December 30, 2010 or as soon as practicable thereafter.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this request, please do not hesitate to contact John R Utzschneider at (617) 951-8852 of Bingham McCutchen LLP, outside counsel to the Company.
     Please contact John R. Utzschneider as soon as the Registration Statement has been declared effective.

Sincerely,

EVERGREEN SOLAR, INC.

/s/ Paul Kawa

Name: Paul Kawa
Title: Interim Chief Financial Officer

cc:	Mary Beth Bresline, Esq., Securities and Exchange Commission
Aslynn Hogue, Esq., Securities and Exchange Commission
David Orlic, Esq., Securities and Exchange Commission
Michael El-Hillow, Evergreen Solar, Inc.
Mark Fidler, Evergreen Solar, Inc.
Christian M. Ehrbar, Evergreen Solar, Inc.
J.Q. Newton Davis, Esq., Bingham McCutchen LLP
John A. Fore, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation